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                          SUB-ITEM 77D

The Board of Trustees of MFS California Insured Municipal Fund (CCA) has approved changes to the investment objective and policies of the fund. Effective December 21, 2007, CCAs investment objective of seeking current income exempt from regular federal income tax and California state personal income tax was revised to provide that CCA will seek high current income exempt from federal income tax and California personal income tax, but may also consider capital appreciation. Significant changes to CCAs principal investment strategies are described below.

The percentage limitation of investing 80% in California municipal obligations rated Baa/BBB or comparably has been eliminated and the funds principal investment strategy states, The fund invests, under normal market conditions, at least 80% of its net assets in debt securities the interest of which in the opinion of the issuer counsel (or other reputable authority) is exempt from federal regular income tax and California personal income tax.

The percentage limitation of investing 80% in securities rated Ba/B or bb/b has been eliminated and the funds principal investment strategy states, MFS primarily invests the funds assets in investment grade debt instruments, but may also invest in lower quality debt instruments.

The percentage limitation of investing less than 10% in investment companies not affiliated with the advisor has been eliminated.

The following principal investment strategies have been eliminated:
-  MFS may not invest in bonds rated lower that B has been eliminated.
- MFS invests in primarily long term securities (over 10 years) but may invest without regard to duration/maturity has been eliminated.
-  MFS does not expect to invest in inverse floaters has been eliminated.

The principal investment strategy stating MFS may invest less than 20% in short-term U.S. government, repurchase agreements, or highly rated short-term notes if suitable short-term municipal instruments not available, but may invest greater than 20% for temporary purposes, has been eliminated, and the funds principal investment strategy states MFS seeks to invest the funds assets in municipal instruments whose interest is exempt from federal and California personal income tax, MFS may invest in taxable instruments.